Exhibit 99.1

One and One Green Technologies. INC Announces Full Exercise of the Over-allotment Option by Underwriters

San Rafael, Bulacan, Philippines, Oct. 28, 2025 (GLOBE NEWSWIRE) -- One and one Green Technologies. INC (the “Company”) (NASDAQ: YDDL), a waste materials and scrap metal recycling company in the Philippines, today announced the full exercise of the over-allotment option by the underwriter of its initial public offering (the “Offering” or the “IPO”) to purchase an additional 300,000 Class A ordinary shares (the “Class A Ordinary Shares”) of the Company at the public offering price of US$5.00 per share and the closing of such issuance.

As a result of the sale of these 300,000 Class A Ordinary Shares, the Company has raised an additional $1,500,000 in the Offering, and the gross proceeds increased to approximately US$11.5 million, before deducting underwriting discounts and other related expenses, through the issuance of a total of 2,300,000 Class A Ordinary Shares in the Offering.

The Offering was conducted on a firm commitment basis. Cathay Securities, Inc. acted as the sole underwriter for the Offering. Ortoli Rosenstadt LLP acted as U.S. securities counsel to the Company, and Hunter Taubman Fischer & Li LLC acted as U.S. securities counsel to the underwriters, in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the SEC) (File Number: 333-284375), as amended, and was declared effective by the SEC on September 29, 2025. The Offering is being made only by means of a prospectus, forming a part of the registration statement. A final prospectus relating to the Offering was filed with the SEC and is available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus relating to this Offering may be obtained from Cathay Securities, Inc., 40 Wall St, Suite 3600, New York, NY 10005, Telephone: +1 (855) 939-3888; Email: service@cathaysecurities.com.

This press release has been prepared for informational purposes only, and shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About One and one Green Technologies. INC (“One and one”)

One and one is a waste materials and scrap metal recycling company headquartered in the Philippines. Through its operating entities, Yoda Metal and Craft Trading and Services Corp., and DL Metal Corporation, One and one engages in the recycling, production, and trading of scrap metals.

The Company’s capabilities are underscored by its government-issued license to import hazardous waste as raw materials into the Philippines and its permitted annual processing capacity of approximately 300,000 tons. One and one processes raw materials into high-value products, including copper alloy ingots, aluminum scraps, and plastic beads, providing economical and flexible solutions to the challenges of electronic waste, metal scrap, and industrial recycling.

One and one has developed environmentally friendly technologies that set it apart in the industry, including an exhaust gas recirculation system that the Environmental Management Bureau of the Philippines has regularly approved. This system enhances efficiency while reducing contamination, allowing recovery of metals from emissions and ensuring compliance with stringent environmental standards. One and one intends to expand its sourcing of raw materials from Japan and South Korea and broaden its presence across Southeast Asia and other international markets.

For more information, please visit our website at www.onepgti.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its common stock on the Nasdaq Capital Market and the closing of the offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations Contact:

Matthew Abenante, IRC
President
Strategic Investor Relations, LLC
Tel: 347-947-2093
Email: matthew@strategic-ir.com